SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             Schedule 13G
                 Under The Securities Exchange Act of 1934

                            (Amendment No. )


                      Laser-Pacific Media Corporation

        ____________________________________________________________

                            (Name Of Issuer)
                               Common Par
                              ____________

                        (Title of Class of Securites)


                                 517923108
                         ______________________________
                               (Cusip Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person : (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see rule13d-7.)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                 (Continued on the following page(s))


                      Page  1 of  6 Pages

SEC 1745   (9-82)


CUSIP No.  517923108          13G         Page 2 of 6 Pages

                Laser-Pacific Media Corporation

1  NAME OF REPORTING PERSON S.S.  OR  I.R.S  IDENTIFICATION
   NO. OF ABOVE PERSON.
              Chemical Banking Corporation - CBC
              Chemical Bank                 - CB

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                              (A)
                              (B)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
               Chemical Banking Corporation - CBC
               Chemical Bank                - CB

NUMBER
OF
SHARES    5 SOLE VOTING POWER
            CBC      - 512,993
            CB       - 512,993
            McCrae   - 512,933

BENEFICIALLY
OWNED BY  6 SHARED VOTING POWER
            CBC      - 0
            CB       - 0
            McCrae   - 0

EACH
REPORTING
PERSON    7  SOLE DISPOSITIVE POWER
             CBC      - 512,993
             CB       - 512,993
             McCrae   - 512,933

WITH      8  SHARED DISPOSITIVE POWER
             CBC      - 0
             CB       - 0
             McCrae   - 512,933

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             CBC     - 512,993
             CB      - 512,993
             McCrae  - 512,933

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             CBC      - 7.81%
             CB       - 7.81%
             McCrae   - 7.81%

12 TYPE OF PERSON REPORTING*
             CBC          - HC
             CB           - BK
             McCrae       - 100% subsidiary of the bank








               * SEE INSTRUCTION BEFORE FILLING OUT!

                   Laser-Pacific Media Corporation

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

     Schedule 13G Under The Securities Exchange Act of 1934

                          (Amendment No. )


Item 1(a).  Name of Issuer:  Laser-Pacific Media Corporation

Item 1(b).  Address of Issuer:     809 North Cahuenga Blvd.
                                   Hollywood, Ca. 90038-3703

     Principal Executive Officer:  James Parks
                                   Chrm and CEO
Item 2(a).  Name of Person Filing: This notice is filed by CHEMICAL BANKING
                                   CORPORATION (CBC) and it wholly owned
                                   subsidiary, Chemical Bank (CB)

Item 2(b).  Address of Principal Business
                          CBC:     270 Park Avenue
                         Office:   New York, NY 10017
                           CB:     270 Park Avenue
                                   New York, NY  10017
Item 2(c).  Citizenship:
               CBC    - Delaware
               CB     - Delaware

Item 2(d).  Title of Class of Securities:   Common Par


Item 2(e).  CUSIP Number:     517923108

            Laser-Pacific Media Corporation

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [   ]Broker or dealer registered under Section 15 of the Act.

         (b) [ X ]Bank as defined in Section 3(a)(6) of the Act.

         (c) [   ]Insurance Company as defined in Section 3(a)(19) of the Act.

         (d) [   ]Investment Company registered under Section 8 of the
                  Investment Company Act.

         (e) [   ]Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940.

         (f) [   ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund
                  [see Section 240.13d-1(b)(1)(ii)(F)].

         (g) [ X ]Parent Holding Company, in accordance with
                  Section 240.13d-1(b)(ii)(G).

         (h) [   ]Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:

          (a)Amount Beneficially Owned:  CBC - 512,993
                                         CB  - 512,993
                                     McCrae  - 512,933

          (b)Percent of Class:   CBC -   7.81%
                                 CB  -   7.81%
                             McCrae  -   7.81%

          (c)Number of shares as to which such person has:

              (i)Sole power to vote or to direct the vote:
                              CBC - 512,993
                               CB - 512,993
                           McCrae - 512,933

             (ii)Shared power to vote or to direct the vote:

                                CBC  - 0
                                  CB - 0
                              McCrae - 0

            Laser-Pacific Media Corporation

          (iii) Sole power to dispose or to direct the disposition of:
                         CBC  - 512,993
                          CB  - 512,993
                      McCrae  - 512,933

          (iv) Shared power to dispose or to direct the disposition of:
                         CBC  - 0
                         CB   - 0
                      McCrae  - 0

Item 5.  Ownership of Five Percent or Less of a Class:
                 Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
           Pursuant to a judgment against Robert E. Seidenglanz, a debtor of Chemical Bank, Chemical filed a motion to foreclose on the related collateral, comprising common and preferred shares of Laser-Pacific Media Corporation. As of March 16, 1995, per rulings issued by the U.S. Bankruptcy Court of the Central District of California, Chemical Bank, as holder of certain pledges, obtained the right to sell its interests in the collateral in a private sale. Accordingly, in a private sale on March 20, 1995, in consideration for the principal sum of $100,000 Chemical Bank sold its interest in the shares to McCrae Holdings, Inc. a subsidiary of Chemical Bank.


Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:
          Pursuant to Rule 13(d) - 1(c): This notice is filed on behalf of both CBC and its subsidiary, Chemical Bank. In lieu of attaching an exhibit hereto, the identity of Chemical Bank is as set forth on the cover page hereof.
          Chemical Bank is classified as a Bank as such term is defined in Section (3) (a) (6) of the Securities Exchange
          Act of 1934, as amended.

Item 8. Identification and Classification of Members of this Group:

          Not applicable.

Item 9. Notice of Dissolution of Group:

          Not applicable.

                      Laser-Pacific Media Corporation



Item 10.   Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






  Dated:   February 2, 1996




            CHEMICAL BANK        CHEMICAL BANKING CORPORATION

         /s/Jane E. Orndalh          /s/John B. Wynne
            Jane E. Orndahl             John B. Wynne
            Vice President of           Corporate Secretary
            Chemical Bank